EMERGING MEDIA HOLDINGS, INC.
1809 East Broadway Street, Suite 175
Oviedo, Florida 32765

June 13, 2011

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Emerging Media Holdings, Inc.
SEC Comment Letter dated April 1, 2011
Form 8-K
Filed February 16, 2011
File No. 000-52408

Dear Sir/Madam:

Emerging Media Holdings, Inc. will respond to the captioned comment letter no later than Friday, June 24, 2011.

Sincerely,

EMERGING MEDIA HOLDINGS, INC.

By: /s/ Iurie Bordian
Iurie Bordian
Chief Executive Officer